Hammonds Industries, Inc.
601 Cien Street, Suite 235
Kemah, TX 77565-3077
Phone: 281-224-9479 – Fax: 281-334-9508

August 9, 2007

VIA EDGAR

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re: Registration Statement on Form SB-2
Registration No. 333-138902

Application for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, Hammonds Industries, Inc. (the "Company") respectfully requests the withdrawal of its Registration Statement on Form SB-2 (Registration No. 333-138902), together with all exhibits thereto (the "Registration Statement").  The Company and the selling shareholders intend to amend the terms of the financing agrements underlying the registration statement. The Company believes that the withdrawal is in the best interests of the Company and its stockholders. The Registration Statement has not been declared effective by the Commission, and no securities have been sold pursuant to the Registration Statement or the prospectus contained therein.

The Company further requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use in accordance with Rule 457(p) of the Securities Act.

If the staff has any questions regarding this application, please contact the undersigned, the Company's CFO, at (281) 224-9479.

Thank you for your assistance in this matter.

Very truly yours,
/s/ Sherry Couturier, CFO